[redacted]

09042561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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SEC Mail Processing Section
SEP 30 2009
Washington, DC
121

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-29471 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

2 Bridge Avenue, Building 2, Penthouse
(No. and Street)

| Red Bank | New Jersey | 07701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr. (732) 758-9001
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.
*(Name - if individual, state last, first, middle name)*

| 5 W 37th st, 9th Floor | New York | New York | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, **Willan R. Hunt, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Network 1 Financial Securities, Inc.** as of **June 30, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

| | | | | | |
|---|---|---|---|---|---|
| 524540004 | 340115988 | 714843258 | 337906459 | 524524959 | 340062114 |
| 709039123 | 340064048 | 524510378 | 340066835 | 709005648 | 340104394 |
| 524052771 | 340097497 | 708060496 | 340106789 | 278532341 | 340069253 |
| 708990768 | 340112869 | 524067348 | 524506684 | 524517144 | 678617463 |

William R. Hunt
Signature

CFO
Title

Sworn to and subscribed before me this 29th day of Sept 2009

Inger E. Hinrichsen
Notary Public

INGER E. HINRICHSEN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/18/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

Russell Bedford

RBSM LLP
*Accountants and Advisors*
5 West 37th Street
9th Floor
New York, New York 10018-6222
212.868.3669
212.868.3498/Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Network 1 Financial Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the Company) as of June 30, 2009 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 15 to the financial statements, the Company completed a reverse merger transaction with International Smart Sourcing, Inc. ("ISSI"). As a result of the reverse merger, the Company became a wholly owned subsidiary of ISSI. In our opinion, accounting principles generally accepted in the United States of America require that the Company be treated as the accounting acquirer, and the financial statements should include the consolidated financial condition and results of operations from the date of the merger. If the financial statements of ISSI had been consolidated with those of the Company, total assets and total liabilities would be increased by $789,377 as of June 30, 2009, and results of operations would be decreased by $34,475 for the year then ended.

In our opinion, except for the effects of the reverse merger, as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Network 1 Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15-16 is presented for the purposed of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

*RBSM LLP*
RBSM, LLP
New York, New York
September 29, 2009

# NETWORK 1 FINANCIAL SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
June 30, 2009
(See Independent Auditor's Report)

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 67,225 |
| Deposit with clearing organization | | 751,319 |
| Due from affiliates | | 46,881 |
| Advances to registered representatives | | 65,586 |
| Other current assets | | 26,600 |
| Securities | | 84,184 |
| Property and equipment, net | | 12,797 |
| TOTAL ASSETS | $ | 1,054,592 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Line of credit | $ | 93,000 |
| Notes payable | | 32,469 |
| Commissions payable | | 41,303 |
| Due to clearing organization | | 17,477 |
| Securities sold, but not yet purchased, at market | | 1,215 |
| Capital leases payable | | 13,023 |
| Accounts payable, accrued expenses and other liabilities | | 259,210 |
| TOTAL LIABILITIES | | 457,697 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY | | |
| Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding | | 215,000 |
| Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding | | - |
| Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding | | 16,439 |
| Common stock, Class B $.01 par value, non voting; 2,000,000 shares authorized; 150,878 shares issued 140,528 shares outstanding | | 1,509 |
| Common stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding | | |
| Additional paid-in capital | | 828,112 |
| Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares | | (5,129) |
| Accumulated defecit | | (459,036) |
| TOTAL STOCKHOLDERS' EQUITY | | 596,895 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 1,054,592 |

*(the accompanying notes are an integral part of these financial statements)*

# NETWORK 1 FINANCIAL SECURITIES, INC.
## STATEMENT OF OPERATIONS
For the Year Ended June 30, 2009
(See Independent Auditor's Report)

| | |
|---|---|
| REVENUES | |
| Investment banking | $ 1,593,112 |
| Commissions | 939,241 |
| Investment advisory | 293,823 |
| Interest and dividends | 57,262 |
| Net dealer inventory gains | 42,477 |
| Transfer fees and clearing services | 33,469 |
| Other | 1,038 |
| TOTAL REVENUES | 2,960,422 |
| OPERATING EXPENSES | |
| Commissions | 1,802,141 |
| Employee compensation and benefits | 562,218 |
| Office expenses | 328,846 |
| Clearing fees | 201,844 |
| Occupancy and related expenses | 161,726 |
| Communications and data processing | 151,723 |
| Professional fees | 146,482 |
| Interest | 37,062 |
| Depreciation | 12,054 |
| TOTAL OPERATING EXPENSES | 3,404,096 |
| NET LOSS BEFORE INCOME TAXES | (443,674) |
| PROVISION FOR INCOME TAXES | - |
| NET LOSS AFTER INCOME TAXES | (443,674) |
| PREFERRED STOCK DIVIDENDS | 4,300 |
| NET LOSS | $ (447,974) |

*(the accompanying notes are an integral part of these financial statements)*

# NETWORK 1 FINANCIAL SECURITIES, INC.
## STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2009
(See Independent Auditor's Report)

| | Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Treasury Stock at Cost | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | | |
| BALANCE - July 1, 2008 | 215,000 $ | 215,000 | 1,593,930 $ | 15,939 | 150,878 $ | 1,509 $ | 553,612 $ | (5,129) $ | (11,062) | $ 769,869 |
| Preferred dividends | -- | -- | -- | -- | -- | -- | -- | -- | (4,300) | (4,300) |
| Shares issued to affiliate | -- | -- | 25,000 | 250 | -- | -- | 49,750 | -- | -- | 50,000 |
| Shared issued to investor | -- | -- | 25,000 | 250 | -- | -- | 49,750 | -- | -- | 50,000 |
| Capital contrinution from parent | | | | | | | 175,000 | | | 175,000 |
| Net loss | -- | -- | -- | -- | -- | -- | -- | -- | (443,674) | (443,674) |
| BALANCE - June 30, 2009 | 215,000 $ | 215,000 | 1,643,930 $ | 16,439 | 150,878 $ | 1,509 $ | 828,112 $ | (5,129) $ | (459,036) | $ 596,895 |

*(the accompanying notes are an integral part of these financial statements)*

# NETWORK 1 FINANCIAL SECURITIES, INC.
## STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2009
(See Independent Auditor's Report)

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (443,674) |
| Adjustments to reconcile net (loss) to net cash (used in) operating activities | |
| Depreciation | 12,054 |
| Changes in operating assets and liabilities | |
| Deposit with clearing organization | 2,595 |
| Due from affiliates | 189,211 |
| Advances to/from registered representatives | 1,595 |
| Securities | (49,056) |
| Commissions payable | (16,217) |
| Due to clearing organization | 17,477 |
| Securities sold, but not yet purchased, at market | (4,677) |
| Accounts payable, accrued expenses and other liabilities | 90,978 |
| TOTAL ADJUSTMENTS | 243,960 |
| NET CASH (USED IN) OPERATING ACTIVITIES | (199,714) |
| CASH FLOWS USED IN INVESTING ACTIVITIES | |
| | -- |
| | -- |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Proceeds from sale of common stock | 100,000 |
| Repayment of notes payable | (34,979) |
| Preferred dividends paid | (4,300) |
| Repayment of capital lease | (6,462) |
| Proceeds from capital contribution by parent | 175,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 229,259 |
| NET INCREASE IN CASH | 29,545 |
| CASH- Beginning of year | 37,680 |
| CASH- End of year | $ 67,225 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | |
| Cash paid during year: | |
| Interest | $ 4,299 |
| Income taxes | $ 2,222 |

*(the accompanying notes are an integral part of these financial statements)*

NOTE 1 -Organization

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs. are in compliance with guidelines established by the FINRA.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment
Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

NOTE 2 -Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

In January 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("FAS 157"), which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of FAS 157 did not have a material impact on its consolidated financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with FAS 157.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2009.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $100,000 at each institution and after October 3, 2008 up to $250,000 are insured by the FDIC at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2008 and 2007, the uninsured cash bank balance was approximately $0 and $109,400, respectively. The Company believes it is not exposed to any significant credit risks for cash.

NOTE 2 - Summary of Significant Accounting Policies, continued

Advances to Registered Representatives
The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2009, the Company has reserved approximately $90,100 for any potential non-collection.

Advertising Costs
Advertising costs are expensed as incurred. Advertising costs, which are included in selling, general and administrative expenses, were deemed to be nominal during each of the reporting periods.

Income Taxes
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Income Taxes, continued
In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of Fin 48 effective July 1, 2007, the adoption of the provisions of FIN 48 did not have a material impact on the Company's financial position and results of operations. As of June 30, 2008, no liability for unrecognized tax benefits was required to be recorded.

NOTE 3 - Securities Owned and Securities Sold, But Not Yet Purchased, At Market

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2009.

| | Securities Owned | Securities sold but not Purchased |
|---|---|---|
| Corporate stocks | $ 84,184 | $1,215 |

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statements of financial condition.

NOTE 4 - Deposit with Clearing Organization

The following represents amounts on deposit with Southwest Securities, Inc. ("Southwest") with the Company's clearing broker inventory account:

| | |
|---|---|
| Cash | $ 417,034 |
| Marketable securities | 334,285 |
| | $ 751,319 |

NOTE 4 --Deposit with Clearing Organization, (continued)

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with Southwest Securities are reflected at fair value. The Company is required to maintain a balance of $750,000 with the clearing organization of cash and securities.

For the year ended June 30, 2009, the Company used the services of Southwest to clear its brokerage business. The Company incurred charges of approximately $202,000 under this arrangement for the year ended June 30, 2009.

NOTE 5 -Due to Affiliated Companies

As of June 30, 2009, due to affiliated companies consisted of the following:

| | | |
|---|---|---|
| Legends property development (a) | $ | 1,330 |
| Network 1 Financial Advisors, Inc (b) | | 4,867 |
| Network 1 Financial Assurance, Inc (b) | | 803 |
| National Financial Services Group, Inc. (b) | | 39,881 |
| | $ | 46,881 |

(a) Represents expenses paid on behalf of an affiliated company whose directors' are officers and shareholders' of the Company.
(b) Represents amounts due from an affiliated company whose officers and shareholders are officers and shareholders' of the Company.

NOTE 6 -Property and Equipment

Property and equipment, net, consists of the following at June 30, 2009:

| | | |
|---|---|---|
| Equipment | $ | 115,363 |
| Furniture and fixtures | | 31,251 |
| Total | | 146,614 |
| Less: accumulated depreciation | | (133,817) |
| Property and Equipment - Net | $ | 12,797 |

Depreciation expense for the year ended June 30, 2009 was approximately $ 12,054

NOTE 7 -Capital Lease Obligation

As of June 30, 2009, the Company has equipment under a capital lease expiring in August 2012. The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is included in property and equipment and is amortized over the estimated life of the asset. The interest rate under the lease is 6.60% and is imputed based on the lessor's implicit rate of return. The following is a summary of property held under capital leases:

NOTE 7 -Capital Lease Obligation, (continued)

| | | |
|---|---|---|
| Machinery and equipment | $ | 22,570 |
| Less: accumulated depreciation | | (7,470) |
| Property held under capital lease, net | $ | 15,100 |

Depreciation of assets held under the capital lease is included in depreciation expense.

Capital lease payable in monthly installments of $532, including interest through August 2012 secured by office equipment with a cost of $22,570 and accumulated depreciation of $7,470.

At June 30, 2009, annual minimum future lease payments under the capital lease are as follows:

| Fiscal Year Ending June 30, | Amount |
|---|---|
| 2010 | $ 6,387 |
| 2011 | 6,387 |
| 2012 | 249 |
| Total minimum lease payments | $ 13,023 |

NOTE 8 -Line of Credit - Bank

The Company's bank line is payable on demand. The maximum amount the Company could borrow is $100,000, indebtedness under the line of credit provides for interest at the bank's prime rate, plus 1.0%. As of June 30, 2009, the amount outstanding under this credit facility was $93,000. Indebtedness under the credit agreement is collateralized by substantially all of the assets of the Company and officers personal guarantee.

As of the year ended June 30, 2009 the Company was in default of the terms on the line of credit. Subsequent to the year end, the Company negotiated a payment plan to pay down the balance to correct the default.

NOTE 9 -Notes Payable

Under the terms of a settlement agreement entered into with the NASD in July 2007, for monetary sanctions imposed against certain employees who are officers and shareholders of the Company (See Note 14). As of June 30, 2009, notes payable consists of as follows:

| | | |
|---|---|---|
| Note payable to FINRA in monthly installments of $900 per month including interest at a rate of 11.25% through August 2009. | $ | 1,146 |
| Note payable to FINRA in monthly installments of $2,500 per month including interest at a rate of 11.25% through August 2010. | | 31,323 |
| | $ | 32,469 |

NOTE 9 -Notes Payable, (continued)

Maturities of long-term debt at June 30, 2009 for the next five years and in the aggregate are follows:

| Fiscal Year Ending June 30, | Amount |
|---|---|
| 2010 | $ 29,031 |
| 2011 | 3,438 |
| | $ 32,469 |

NOTE 10 --Advances to officers

The Company had Advances to officers of $106,922 for the year ended June 30, 2009. The Company recorded an allowance for the collectability for the full balance receivable from the officers.

NOTE 11 -Income Taxes

Effective July 1, 2007, the company adopted the provisions of Fin48. Fin 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FIN 48.

In accordance with FIN 48, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses".

In many cases the company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in various state and local jurisdictions. In most instances, the Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2003.

The adoption of the provisions of FIN 48 did not have a material impact on the Company's financial position and results of operations. As of June 30, 2009, no liability for unrecognized tax benefits was required to be recorded.

As of June 30, 2009, the Company had net operating loss carryforwards available to offset future taxable income, respectively. These net operating losses which, if not utilized, begin expiring in 2028. At June 30, 2009 the Company has a deferred tax asset , which consists primarily of temporary differences relating to net operating losses. Deferred income taxes reflect the net tax effects of operating loss and tax credit carryforwards and temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. SFAS No. 109 requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized.

A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates the length of carryback and carryforward periods, and expectations of future profits, etc.

The Company believes that uncertainty exists with respect to future realization of the deferred tax assets and has established a valuation allowance for the full amount as of June 30, 2009.

NOTE 12 -Benefit Contribution Plan

The Company sponsors a 401k profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2009, the Company made no discretionary contributions to the Plan.

NOTE 13 -Stockholders' Equity

Shares Authorized
The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock
As of June 30, 2009, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 130,000 shares are owned by National Financial Services Group, Inc., an affiliated Company, whose officers and shareholders' are officers and shareholders of the Company. Accordingly, the value of these shares has been eliminated. For the year ended June 30, 2009 the Company paid $4,300 in dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the board of directors based on the profitability of the firms market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2009.

Series B Preferred Stock
As of June 30, 2009, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock
As of June 30, 2009, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

On November 26, 2008, the Company sold 25,000 shares of its class A common stock common stock to Network 1 Financial Advisors, Inc. for gross proceeds of $50,000.

On February 06, 2009, the Company sold 25,000 shares of its class A common stock common stock to an investor for gross proceeds of $50,000.

Class B Common Stock
As of June 30, 2009, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75% member approval of the Board of Directors.

Class C Common Stock
As of June 30, 2009, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NOTE 14 -Commitments and Contingencies

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any legal proceedings which are not in the ordinary course of business.

Enforcement Actions
In July 2007, the Company entered into a settlement agreement with the NASD for monetary sanctions imposed against certain employees who are officers and shareholders of the Company. The monetary sanctions amounted in the aggregate to $129,900. The term of the settlement agreement allowed the Company to follow an installment arrangement. Principal terms of the arrangement required a down payment of 25%. The remaining balance is to be paid over a term ranging from 24 to 36 months. Interest is to be paid at a rate of approximately 11.25% per annum (See Note 9).

Lease Commitments
The Company leases its corporate office facility under an operating lease expiring in June 2010. As of July 30, 2009 the Company assigned the rights of this corporate office facility to the parent, Network 1 Financial Group, Inc (See Note 15). All outstanding balances owed were paid prior to the assignment.

Rent expense for the year ended June 30, 2009 was $148,100.

NOTE 15 - Merger

On June 9, 2009, the Company completed a merger transaction with, International Smart Sourcing, Inc. ("ISSI") an inactive publicly registered shell corporation with no significant assets or operations. ISSI was incorporated in February 1998 in Delaware. As a result of the reverse merger, Network 1 Financial Securities, Inc. ("NETW") became a wholly owned subsidiary of ISSI and the current assets of NETW were merged with ISSI, with the exception of the following entities which have been deemed to be variable interest entities ("VIEs") by NETW: Network 1 Financial Advisors, Inc., Network 1 Financial Assurance, Inc, National Financial Services Group, Inc. and Shark Rivers Investors, LLC. The Network 1 Financial Securities, Inc Shareholders acquired control of ISSI.

Upon completion of the reverse merger transaction, ISSI changed its name to Network 1 Financial Group, Inc

The effects of this reverse merger are not reflected in these financial statements and the related Independent Auditor's report reflect this departure from the accounting principles generally accepted in the United States of America.

The Company was required to file with the Financial Industry Regulatory Authority ("FINRA"), an application pursuant to FINRA Rule 1017 (the "1017 Application") to obtain approval for the sale of up to one hundred percent (100%) of the Company. The Company filed the initial 1017 Application on February 6, 2009, subsequently withdrew the 1017 Application and re-filed the 1017 application on April 2, 2009. FINRA gave The Company comments on the 1017 Application, which the Company has been responding to. To date, FINRA has not yet approved the 1017 Application but the Company believes that such approval will be obtained. ISSI will file an amended Form BD with FINRA, and any required state(s), indicating the change in ownership of the Company and listing the current officers and directors. In the event that the approval is not obtained, FINRA could require the Company to unwind the merger.

NOTE 16 - Fair Value Measurements

Effective January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157), for our financial assets and liabilities. The adoption of this portion of SFAS No. 157 did not have any effect on our financial position or results of operations and we do not expect the adoption of the provisions of SFAS No. 157 related to non-financial assets and liabilities to have an effect on our financial position or results of operations.

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

NOTE 16 Fair Value Measurements, (continued)

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The fair value of our trading and our marketable investment securities is determined based on quoted market prices. Securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

Following are the disclosures related to our financial assets as of June 30, 2009, pursuant to SFAS No. 157:

| | Level 1 | Level 2 | Level 3 | Assets at fair value |
|---|---|---|---|---|
| Cash and cash equivalents | $ 67,225 | $ - | $ - | $ 67,225 |
| Deposits with clearing organization | 751,319 | - | - | 751,319 |
| Securities held for resale, at market | 84,184 | - | - | 84,184 |
| Note payable | - | 32,469 | - | 32,469 |
| Total | $ 902,728 | $ 32,469 | $ - | $ 935,197 |

NOTE 17 -Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2009, the Company's net capital exceeded the requirement by approximately $111,834.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

# NETWORK 1 FINANCIAL SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF JUNE 30, 2009

| | |
|---|---|
| NET CAPITAL | |
| Total stockholders' equity | 596,895 |
| | |
| Decuctions and/or charges: | |
| Non-allowable assets: | |
| Due from related parties | 46,881 |
| Property and equipment | 12,797 |
| Other assets | 113,136 |
| | 172,814 |
| | |
| NET CAPITAL BEFORE HAIRCUTS AND SECURITIES | 211,834 |
| | |
| Haircuts of securities | |
| Trading and investment securities: | |
| Other securities | 38,705 |
| Blockage charges | 173,542 |
| | 212,247 |
| | |
| NET CAPITAL | 211,834 |
| | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | 100,000 |
| Excess net capital | 111,834 |
| Excess net capital at 1000% | 50,434 |
| | |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition: | |
| Line of credit | 93,000 |
| Notes payable | 32,469 |
| Lease payable | 13,023 |
| Accounts payable and accrues expenses | 259,210 |
| Payable to registered representatives | 41,303 |
| Due to affiliates | 175,000 |
| TOTAL AGGREGATE INDEBTEDNESS | 614,005 |
| | |
| Ratio: aggregate indebtedness to net capital | 1.8 to 1 |

# NETWORK 1 FINANCIAL SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF JUNE 30, 2009

RECONCILATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of June 30, 2009)

No material differences exist between the above computation and the computation on the unaudited focus pursuant to Rule 17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2009, the Company was in compliance with the conditions of exemption.

Russell Bedford

RBSM LLP
*Accountants and Advisors*
5 West 37th Street
9th Floor
New York, New York 10018-6222
212.868.3669
212.868.3498/Fax

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Network 1 Financial Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Network 1 Financial Securities, Inc. (the Company), for the year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tested of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers for perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Except for weaknesses identified related to segregation of duties (related to the limited resources and number of employees in the accounting function), we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considerably by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*RBSM LLP*

RBSM, LLP.
New York, New York
September 29, 2009

NETWORK I FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

For the Year Ended June 30, 2009

(with supplementary information)

NETWORK 1 FINANCIAL SECURITIES INC.
Independant Auditor's Report
On Examination of
FINANCIAL STATEMENTS
and Supplemental Data
JUNE 30, 2009